Exhibit 99(a)(1)(I)

SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS
RELATING TO THE OFFER TO EXCHANGE CERTAIN OUTSTANDING OPTIONS
FOR RESTRICTED STOCK UNITS DATED AUGUST 5, 2016

Q1.	What is the offer?	1
Q2.	How do I participate in this offer?	2
Q3.	What will I receive for the options that I exchange?	4
Q4.	How many RSUs will I receive for the options that I exchange?	4
Q5.	Who may participate in this offer?	5
Q6.	Why is Jive making this offer?	5
Q7.	Which of my options are eligible?	6
Q8.	Are there circumstances under which I would not be granted RSUs?	7
Q9.	Am I required to participate in this offer?	7
Q10.	Are you making any recommendation as to whether I should exchange my eligible options?	7
Q11.	Do I have to pay for my RSUs?	7
Q12.	When will my RSUs vest?	8
Q13.	If I participate in this offer, do I have to exchange all of my eligible options?	8
Q14.	What happens if I have an eligible option grant that is subject to a domestic relations order or comparable legal document as the result of the end of a marriage?	9
Q15.	When will my exchanged options be canceled?	9
Q16.	When will I receive RSUs?	9
Q17.	Once my exchanged options are canceled pursuant to the offer, is there anything I must do to receive the RSUs?	10
Q18.	Do I need to exercise my RSUs in order to receive shares?	10
Q19.	May I exchange Jive common stock that I acquired upon a prior exercise of Jive options?	10
Q20.	Will I be required to give up all of my rights under the canceled options?	10
Q21.	Will the terms and conditions of my RSUs be the same as my exchanged options?	10
Q22.	What happens to my options if I choose not to participate or if my options are not accepted for exchange?	10
Q23.	How does Jive determine whether an option has been properly tendered?	10
Q24.	Will I have to pay taxes if I participate in the offer?	10
Q25.	What if Jive is acquired by another company?	12
Q26.	Will I receive an RSU award agreement?	13
Q27.	Are there any conditions to this offer?	13
Q28.	If you extend or change the offer, how will you notify me?	13
Q29.	Can I change my mind and withdraw from this offer?	13
Q30.	May I change my mind about which options I want to exchange?	13
Q31.	How do I change my election and add or withdraw some or all of my eligible option grants?	14
Q32.	What if I withdraw my election and then decide that I do want to participate in this offer?	15
Q33.	Will my decision to participate in the offer have an impact on my ability to receive options or other equity awards in the future?	16
Q34.	Whom can I contact if I have questions about the offer, or if I need additional copies of the offer documents?	16

Q1.	What is the offer?

A1.
This offer is a one-time voluntary opportunity for eligible employees to exchange certain outstanding “underwater” options with a per share exercise price greater than $6.58, for a lesser number of restricted stock units with a different vesting schedule.

The following are some terms that are frequently used in this Offer to Exchange.
Terms Used in This Offer to Exchange

•	“2007 Plan” refers to the Jive Software, Inc. 2007 Stock Incentive Plan, as amended.

•	“2011 Plan” refers to the Jive Software, Inc. 2011 Equity Incentive Plan.

•
“cancellation date” refers to the same U.S. calendar day as the expiration date which is the date when exchanged options will be canceled. This cancellation of exchanged options will occur after the offer expires. We expect that the cancellation date will be September 2, 2016. If the expiration date of the offer is extended, then the cancellation date similarly will be delayed.

•	“common stock” refers to Jive Software, Inc. common stock.

•
“eligible employee” refers to an employee of Jive or any of its subsidiaries as of the start of the offer and who remains an employee of Jive or any of its subsidiaries through the expiration of the offer and the RSU grant date. However, our named executive officers and members of our board of directors are not eligible employees and therefore may not participate in the offer.

•	“eligible option grant” refers to all of the eligible options issued by Jive to an individual that is part of the same grant and subject to the same award agreement.

•
“eligible options” refers to options to purchase shares of Jive’s common stock that have a per share exercise price greater than $6.58, that remain outstanding and unexercised as of the expiration date and that were granted under the 2011 Plan or the 2007 Plan.

•	“exchanged options” refers to options to purchase shares of Jive’s common stock that are exchanged pursuant to this offer.

•
“expiration date” refers to the date that this offer expires. We expect that the expiration date will be September 2, 2016, at 9:00 p.m., Pacific Time. We may extend the offer at our discretion. If we extend the offer, the term “expiration date” will refer to the time and date at which the extended offer expires.

•
“named executive officers” refers to those officers of Jive listed on Schedule A to this Offer to Exchange. Our named executive officers and the members of our board of directors are not eligible to participate in the offer.

•
“offer period” or “offering period” refers to the period from the start of this offer to the expiration date. This period will commence on August 5, 2016, and we expect it to end at 9:00 p.m., Pacific Time, on September 2, 2016.

•	“Offer to Exchange” refers to this Offer to Exchange Certain Outstanding Options for Restricted Stock Units.

•	“options” refers to stock options to purchase shares of Jive’s common stock.

•
“restricted stock units” or “RSUs” refers to the restricted stock units issued pursuant to the offer that replace your exchanged options. RSUs are promises by Jive to issue shares of our common stock in the future provided that the vesting criteria are satisfied. RSUs granted in connection with this offer will be granted on the RSU grant date under the 2011 Plan and subject to the terms and conditions of an RSU award agreement, including any applicable country specific appendix, between you and Jive.

•
“RSU grant date” refers to the date when restricted stock units will be granted pursuant to this offer. The RSU grant date will be the same U.S. calendar date as the expiration date and the cancellation date (but the RSUs will be granted following the expiration of the offer). We expect that the RSU grant date will be September 2, 2016. If the expiration date of the offer is extended, then the RSU grant date similarly will be delayed.

•	“Stock Plans” refers to the 2011 Plan and 2007 Plan.
Q2. How do I participate in this offer?

A2.
Participation in this offer is voluntary. If you are an eligible employee, at the start of the offer you will receive a launch email dated August 5, 2016, announcing this offer. If you want to participate in the offer, you must complete the election process outlined below by the expiration date, currently expected to be 9:00 p.m., Pacific Time, on September 2, 2016. If you do not want to participate, then no action is necessary.

All eligible employees can access the offer website https://jive.equitybenefits.com and view information with respect to the offer, the offer documents, and their eligible options. However, eligible employees residing in Germany may only submit elections via facsimile and not via the offer website.
Elections via the Offer Website (Other than Eligible Employees Residing in Germany)
1.    Access Jive’s offer website by going to https://jive.equitybenefits.com and enter your Jive email address and password. If this is the first time you are logging into the offer website, you should use the password as specified in the launch email dated August 5, 2016, announcing the offer.
2.    After logging into the offer website, review the information and proceed through to the Election page. You will be provided with personalized information regarding the eligible option grants you hold (your “eligible option schedule”), including the grant date and per share exercise price of each of your eligible options grants, the number of shares subject to each of your eligible option grants as of September 2, 2016 (assuming you have not exercised all or any portion of your eligible option grants during the offering period), the number of shares subject to each of your eligible option grants that are scheduled to be vested as of September 2, 2016, the length of time remaining under each eligible option grant before they are scheduled to be fully vested, the exchange ratio applicable to each of your eligible option grants, and the number of RSUs that would be issued in exchange for each eligible option grant, and the vesting schedule applicable to each award of RSUs. While eligible employees residing in Germany may only submit elections via facsimile, they can access their eligible option schedule via the offer website.
3.    On the Election page, select the appropriate box next to each of your eligible option grants to indicate which eligible option grants you choose to exchange in the offer.
4.    Proceed through the offer website by following the instructions provided. Review your election form and confirm that you are satisfied with your election form. After reviewing and agreeing to the Terms of Election, submit your election form.

5.    Upon submitting your election form, a confirmation statement (the "Confirmation Statement") will be generated by the offer website. Please print and keep a copy of the Confirmation Statement for your records. At this point you will have completed the election process.
Elections via Facsimile (Must Be Used By Eligible Employees Residing in Germany)
Eligible employees residing in Germany may only submit elections via facsimile. With respect to all other eligible employees, we prefer that you submit your election form electronically via the offer website. However, if you choose not to use the offer website process, you may submit your election form as follows:
1.     Print the election form attached to the launch email, dated August 5, 2016, announcing the offer.
2.    Submit your election form via facsimile at 1-503-296-5865, no later than the expiration date, which currently is expected to be 9:00 p.m., Pacific Time, on September 2, 2016, unless we extend the offer.
If you wish to obtain a paper election form, please email corplegal@jivesoftware.com or call (503) 972-9004. If you wish to participate in the offer, then we must receive your properly completed and submitted election form by the expiration date, currently expected to be 9:00 p.m., Pacific Time, on September 2, 2016.
If you elect to exchange any eligible option grant in this offer, you must elect to exchange all shares subject to that eligible option grant. If you hold more than one eligible option grant, however, you may choose to exchange one or more of such eligible option grants without having to exchange all of your eligible option grants. Personalized information regarding your outstanding eligible option grants will be provided via the offer website and will list your eligible option grants, the grant date and per share exercise price of your eligible option grants, the number of shares subject to each of your eligible option grants scheduled to be vested as of September 2, 2016, the number of shares subject to your eligible option grants as of September 2, 2016 (assuming you have not exercised all or any portion of your eligible option grants during the offering period), the length of time remaining under each eligible option grant before it is scheduled to be fully vested, the exchange ratio applicable to each eligible option, and the number of RSUs that would be issued in exchange for each eligible option grant, and the vesting schedule applicable to each award of RSUs. If you need an election form or other offer documents or are unable to access your grant information, you may contact:
Corporate Legal Department
Phone: (503) 972-9004
Email: corplegal@jivesoftware.com
This is a one-time offer, and we will strictly enforce the offering period. We reserve the right to reject any option tendered for exchange that we determine is not in the appropriate form or that we determine is unlawful to accept. Subject to the terms and conditions of this offer, we will accept all properly tendered options promptly after the expiration of this offer. (See Section 4, “Procedures for electing to exchange options,” of the Offer to Exchange.)
We may extend this offer. If we do so, we will issue a press release, email or other communication disclosing the extension no later than 6:00 a.m., Pacific Time, on the U.S. business day following the previously scheduled expiration date.

Your delivery of all documents, including election forms, is at your risk. If you submit your election via the offer website, you should print and keep a copy of the Confirmation Statement generated by the offer website at the time that you complete and submit your election form. The printed Confirmation Statement will provide evidence that you submitted your election form. If you submit your election form via facsimile, we intend to confirm the receipt of your election form by email within two U.S. business days after receiving your election form. If you do not receive a confirmation, it is your responsibility to confirm that we have received your election form. Note that if you submit any election form via facsimile within the last two U.S. business days prior to the expiration of the offer, it is possible that Jive may not be able to confirm receipt prior to the expiration of the offer. Only election forms that are properly completed and actually received by Jive by the deadline via the offer website (for all eligible employees other than those residing in Germany) or facsimile will be accepted. Due to applicable requirements under local law, eligible employees residing in Germany may only submit election forms via facsimile. Election forms submitted by any other means, including email, hand delivery, interoffice, U.S. mail (or similar post) and Federal Express (or similar delivery service), are not permitted.
(See Section 4, “Procedures for electing to exchange options,” of the Offer to Exchange.)
Q3.    What will I receive for the options that I exchange?

A3.
Except as specified in Question and Answer 8 below, all eligible employees who properly tender eligible options pursuant to this offer will receive RSUs. RSUs are promises by Jive to issue shares of Jive’s common stock in the future once the vesting requirements are satisfied. You do not have to make any cash payment to Jive to receive your RSUs or the common stock upon the vesting of your RSUs. However, to the extent that we (or our subsidiary or other affiliate, as applicable) have a tax withholding obligation in connection with the vesting of the RSUs and issuance of shares thereunder or otherwise, the tax withholding obligations will be satisfied in the manner specified in the RSU award agreement, including any applicable country-specific appendix. (See Section 9, “Source and amount of consideration; terms of RSUs,” of the Offer to Exchange.)

Q4.    How many RSUs will I receive for the options that I exchange?

A4.
This offer is not a one-for-one exchange of your eligible options for RSUs. Eligible options canceled pursuant to the offer will be exchanged for a lesser number of RSUs on the basis of an exchange ratio applied to exchanged options on a grant-by-grant basis. If you participate in the offer, you will receive such lesser number of RSUs.

The following table shows the exchange ratios that will be applied to your exchanged options to determine the number of RSUs you would receive pursuant to the offer:

Per Share Exercise Price of Eligible Options	Exchange Ratio (the number of shares subject to the eligible option grant exchanged for one RSU)
$6.59 - $7.99	3.25 to 1
$8.00 - $11.99	4.50 to 1
$12.00 – $14.99	7.50 to 1
Greater than or equal to $15.00	12.50 to 1

The exchange ratios apply to each of your eligible option grants separately based on the per share exercise price of each such eligible option grant. This means that the various eligible option grants you hold may be subject to different exchange ratios. Your eligible options that are cancelled pursuant to the offer will be exchanged for a lesser number of RSUs equal to: (a) the number of shares of our common stock underlying the grant of exchanged options, divided by (b) the exchange ratio, with any fractional shares rounded down to the nearest whole RSU.
Example 1
Assume that you hold an eligible option grant to purchase 1,000 shares with an exercise price of $9.00 per share. If you exchange this eligible option grant pursuant to the offer, then on the RSU grant date you will receive 222 RSUs. This is equal to the 1,000 shares divided by 4.50 (the exchange ratio for this eligible option grant), rounded down to the nearest whole RSU.
Example 2
Assume that you hold an eligible option grant to purchase 2,000 shares with an exercise price of $15.00 per share. If you exchange this eligible option grant pursuant to the offer, then on the RSU grant date you will receive 160 RSUs. This is equal to the 2,000 shares divided by 12.50 (the exchange ratio for this eligible option grant), rounded down to the nearest whole RSU.
For purposes of this offer, including the exchange ratios, the term “option” generally refers to an option to purchase one share of our common stock. (See Section 2, “Number of RSUs; expiration date,” of the Offer to Exchange.)
Q5.    Who may participate in this offer?

A5.
You may participate in this offer if you have eligible options, you are an eligible employee at the time of this offer and you remain an eligible employee through the RSU grant date. However, our named executive officers and the members of our board of directors cannot participate in the offer. (See Section 1, “Eligibility,” of the Offer to Exchange.)

Q6.    Why is Jive making this offer?

A6.
We believe that this offer will foster retention of valuable employees of Jive and its subsidiaries, provide meaningful incentive to them, and better align the interests of employees with the interests of our stockholders to maximize stockholder value. Previously, we submitted for stockholder approval a proposal to implement a one-time stock option exchange program, as described in our definitive proxy statement filed with the SEC on April 27, 2016. Our stockholders approved the program at our 2016 annual meeting of stockholders held on May 20, 2016.

We rely on a skilled and educated, technical, and managerial workforce. Competition for these types of employees is intense. Equity awards have been, and continue to be, a key part of our incentive compensation and retention program. We believe that to develop and market our products, we need to maintain competitive compensation and incentive programs. We issued the currently outstanding options to attract and retain the best available personnel and to provide incentive to employees.

As a result of our stock price decline in the last few years, a substantial number of our employees who hold outstanding stock options are holding options that are substantially “underwater” (meaning the exercise prices per share of the options are higher than the current market price of our common stock).
The weighted average exercise price per share of options held by our employees (other than named executive officers and directors) was $5.8343 compared to a $3.76 closing price on June 30, 2016, for our common stock.  Consequently, as of June 30, 2016, approximately 59.34% of the outstanding options held by employees (other than named executive officers and directors) were underwater.
These stock options have become less effective in retaining and motivating our employees, who may view their underwater options as having lesser value due to the difference between the per share exercise price and the current market price of a share of our common stock. At the same time, the labor market remains extremely competitive. The failure to address the underwater option issue in the near to medium term could make it more difficult for us to retain our key employees. If we cannot retain these individuals, our business, results of operations and future stock price could be adversely affected. We believe that it is essential to continue to retain and motivate our best employees and that the inherent value of the new RSUs and extended vesting periods of the RSUs may be more effective in retaining and incentivizing employees than the existing underwater options. (See Section 3, “Purposes of the offer,” of the Offer to Exchange.)
Q7.    Which of my options are eligible?

A7.
Your eligible options are those options to purchase shares of common stock of Jive that were granted under the 2011 Plan or 2007 Plan, have a per share exercise price greater than $6.58, whether vested or unvested, and remain outstanding and unexercised as of the expiration date, currently expected to occur on September 2, 2016.

To help you make an informed decision, please refer to the grant information available via the offer website, that lists your eligible option grants, the grant date and per share exercise price of each of your eligible option grants, the number of shares subject to each of your eligible option grants scheduled to be vested as of September 2, 2016, the number of shares subject to each of your eligible option grants as of September 2, 2016 (assuming you have not exercised all or any portion of your eligible option grants during the offering period), the length of time remaining under each eligible option grant before it is scheduled to be fully vested, the exchange ratio applicable to each eligible option grant, the number of RSUs that would be issued in exchange for each eligible option grant, and the vesting schedule applicable to each award of RSUs (you will be able to see the exact vesting schedule for each replacement RSU by clicking on “Vesting Details” on the “Make My Election” page of the offer website). If you are unable to access your eligible option information, you may contact:
Corporate Legal Department
Phone: (503) 972-9004
Email: corplegal@jivesoftware.com
(See Section 2, “Number of RSUs; expiration date,” of the Offer to Exchange.)

Q8.    Are there circumstances under which I would not be granted RSUs?

A8.
Yes. If, for any reason, you no longer are an employee of Jive or its subsidiaries on the RSU grant date, you will not receive any RSUs. Instead, you will keep your current eligible options and those options will vest and expire in accordance with their original terms. Except as provided by applicable law and/or any employment or other service agreement between you and Jive or its subsidiaries, your employment or other service with Jive or its subsidiaries will remain “at-will” regardless of your participation in the offer and can be terminated by you or your employer (or entity with which you engage to provide services) at any time with or without cause or notice. (See Section 1, “Eligibility,” of the Offer to Exchange.)

Moreover, even if we accept your eligible options, we will not grant RSUs to you if we are prohibited from doing so by applicable laws. For example, we could become prohibited from granting RSUs as a result of changes in SEC or NASDAQ Stock Market rules. We do not anticipate any such prohibitions at this time.
In addition, if you hold an option that expires after the start of, but before the cancellation of, options under this offer, that particular option is not eligible for exchange. As a result, if you hold options that expire before the currently scheduled cancellation date or, if we extend the offer such that the cancellation date is a later date and you hold options that expire before the rescheduled cancellation date, those options will not be eligible for exchange and such options will continue to be governed by their original terms. (See Section 15, “Extension of offer; termination; amendment,” of the Offer to Exchange.)
Q9.    Am I required to participate in this offer?

A9.	No. Participation in this offer is completely voluntary. (See Section 2, “Number of RSUs; expiration date,” of the Offer to Exchange.)
Q10.    Are you making any recommendation as to whether I should exchange my eligible options?

A10.
No. We are not making any recommendation as to whether you should accept this offer. We understand that the decision whether or not to exchange your eligible options in this offer may require consideration of various factors for many employees. The program does carry risk (see “Risks of Participating in the Offer” beginning on page 16 of the Offer to Exchange for information regarding some of these risks), and there are no guarantees regarding whether you ultimately would receive greater value from your eligible options or from the RSUs you will receive in exchange. You must make your own decision as to whether or not to participate in this offer. For questions regarding personal tax implications or other investment-related questions, you should talk to your personal legal counsel, accountant, and/or financial adviser. (See Section 3, “Purposes of the offer,” of the Offer to Exchange.)

Q11.    Do I have to pay for my RSUs?

A11.
No. You do not have to make any cash payment to Jive to receive your RSUs or the common stock upon the vesting of your RSUs. However, to the extent that we (or our subsidiary or other affiliate, as applicable) have a tax withholding obligation at the time of issuance of the shares underlying the RSUs after the RSUs vest, the tax withholding obligations will be satisfied in the manner specified in the RSU award agreement, including any applicable country-specific appendix. (See Section 9, “Source and amount of consideration; terms of RSUs,” of the Offer to Exchange.)

Q12.    When will my RSUs vest?

A12.
Each RSU will represent a right to receive one share of our common stock on a specified future date if the RSU vests according to the following vesting schedule, but only if you remain a service provider of Jive or its subsidiaries through each relevant vesting date:

•None of the RSUs will be vested on the RSU grant date (even if the corresponding eligible option was fully or partially vested).
•Even if the vesting schedule of the exchanged option may have had a monthly vesting component, there will be no monthly vesting on the RSUs exchanged for such eligible option.
•The RSUs granted in exchange for eligible options will vest in eight installments, beginning on the vesting commencement date, with an additional one-eighth vesting every three months thereafter until fully vested.
•If your service with us or our subsidiaries terminates for any reason before part or all of your RSU grant vests, the unvested portion of your RSU grant will expire unvested and you will not be entitled to any shares of common stock from that portion of your RSU grant. (See Section 1, “Eligibility,” of the Offer to Exchange.)
•We will make minor modifications to the vesting schedule of any RSUs to eliminate fractional vesting (such that a whole number of shares subject to the new award will vest on each vesting date). As a result, subject to your continued service with Jive or its subsidiaries through each relevant vesting date, (i) the number of shares that vest on each RSU vesting date will be rounded up to the nearest whole number of shares as of the first vesting date on which a fractional share otherwise will vest and (ii) subsequent fractional shares will be rounded down to the nearest whole share until the sum of the accumulated fractional shares exceeds a whole share by a fractional share again.
Example
Assume that an eligible employee elects to exchange an eligible option covering 2,000 shares with a per share exercise price of $15.00 and all of the shares subject to the eligible option grant are vested. Assume that on September 2, 2016 (the expected expiration date of the offer and expected cancellation date of the eligible option grant), the eligible employee surrenders the eligible option grant. In accordance with the exchange ratios described above, the eligible employee receives 160 RSUs. None of the RSUs will be vested on the RSU grant date. The RSUs will vest in eight installments, as follows, subject to the eligible employee’s continued service with us or our subsidiaries through each applicable vesting date, 20 RSUs will vest on the 16th day of November, February, May, and August beginning on November 16, 2016 and ending on August 16, 2018, subject to the eligible employee continuing to be a service provider with us or one of our subsidiaries. RSUs that do not vest will be forfeited to Jive at no cost to us. (See Section 9, “Source and amount of consideration; terms of RSUs,” of the Offer to Exchange.)
Q13.    If I participate in this offer, do I have to exchange all of my eligible options?

A13.
No. You may pick and choose which of your outstanding eligible options you wish to exchange. However, if you decide to participate in this offer and to exchange an eligible option grant, you must elect to exchange all shares subject to that eligible option grant.

For example, if you hold (1) an eligible option grant to purchase 1,000 shares, 700 of which you have already exercised, (2) an eligible option grant to purchase 1,000 shares, and (3) an eligible option grant to purchase 3,000 shares, you may choose to exchange all three eligible option grants, or any two of the three eligible option grants, or any one of the three eligible option grants, or none at all.
You should note that we are not accepting partial tenders of options, except that you may elect to exchange the entire remaining portion of an eligible option grant that you previously exercised partially. For example, you may not elect to exchange a partial amount under any eligible option grant (such as an election to exchange only 150 shares of the remaining 300 shares under the first eligible option grant in the example above). We also will accept partial tenders under specified circumstances with respect to any option grants covered by a domestic relations order (or comparable legal document as the result of the end of a marriage) (see Question and Answer 14 below). You otherwise may not elect to exchange only some of the shares covered by any particular option grant. (See Section 2, “Number of RSUs; expiration date,” of the Offer to Exchange.)
Q14.    What happens if I have an eligible option grant that is subject to a domestic relations order or comparable legal document as the result of the end of a marriage?

A14.
If you have an eligible option grant that is subject to a domestic relations order (or comparable legal document as the result of the end of a marriage) and a person who is not an eligible employee beneficially owns a portion of that eligible option grant, you may accept this offer only with respect to the portion of the eligible option grant beneficially owned by you. Any portion beneficially owned by a person who is not an eligible employee may not be exchanged in this offer (even if legal title to that portion of the award is held by you and you are an eligible employee).

For example, if you are an eligible employee and you hold an eligible option grant covering 3,000 shares that is subject to a domestic relations order, 1,000 of which are beneficially owned by your former spouse, and you have exercised 600 of the remaining 2,000 shares not beneficially owned by your former spouse, then you may elect to exchange the 1,400 shares that remain outstanding subject to the eligible option grant that are not beneficially owned by your former spouse, or you may elect not to participate in the offer at all with respect to this eligible option grant. These are your only choices with respect to this eligible option grant. (See Section 2, “Number of RSUs; expiration date,” of the Offer to Exchange.)
Q15.    When will my exchanged options be canceled?

A15.
Your exchanged options will be canceled following the expiration of the offer on the same U.S. calendar day as the expiration date. We refer to this date as the cancellation date. We expect that the cancellation date will be September 2, 2016, unless the offer period is extended. (See Section 6, “Acceptance of options for exchange and issuance of RSUs,” of the Offer to Exchange.)

Q16.    When will I receive RSUs?

A16.
We will grant the RSUs on the RSU grant date. The RSU grant date will be as soon as practicable following the expiration of the offer, which day is the same U.S. calendar day on which we will cancel the exchanged options. We expect the RSU grant date will be September 2, 2016. If the expiration date of the offer is extended, the RSU grant date similarly will be delayed. You will receive your RSU award agreement (and any applicable country-specific appendix) promptly after the expiration of the offer. (See Section 6, “Acceptance of options for exchange and issuance of RSUs,” of the Offer to Exchange.)

You will receive the shares subject to the RSUs if and when your RSUs vest. RSUs will be subject to the terms and conditions set forth in the 2011 Plan and award agreement under which the RSU award is granted.
Q17.    Once my exchanged options are cancelled pursuant to the offer, is there anything I must do to receive the RSUs?

A17.
No. Once your exchanged options have been canceled, there is nothing that you must do to receive your RSUs. In order to receive the shares covered by the RSU grant, you will need to remain a service provider to Jive or its subsidiaries through the applicable vesting date, as described in Question and Answer 12. (See Section 1, “Eligibility,” of the Offer to Exchange.)

Q18.    Do I need to exercise my RSUs in order to receive shares?

A18.
No. RSUs do not need to be exercised in order to receive shares. If your RSUs vest in accordance with the vesting schedule set forth in your RSU award agreement, you automatically will receive the shares subject to the RSUs promptly thereafter in accordance with the terms of the 2011 Plan and the applicable RSU award agreement, including any applicable country-specific appendix (less any shares used to satisfy any applicable tax withholding). RSUs that do not vest will be forfeited to Jive and you will receive no payment for them. (See Section 9, “Source and amount of consideration; terms of RSUs,” of the Offer to Exchange.)

Q19.    May I exchange Jive common stock that I acquired upon a prior exercise of Jive options?

A19.
No. This offer relates only to certain outstanding options to purchase shares of Jive common stock. You may not exchange in this offer any shares of Jive common stock you acquired upon a prior exercise of options. (See Section 2, “Number of RSUs; expiration date,” of the Offer to Exchange.)

Q20.    Will I be required to give up all of my rights under the canceled options?

A20.
Yes. Once we have accepted your exchanged options, your exchanged options will be canceled and you no longer will have any rights under those options. We intend to cancel all exchanged options following the expiration of the offer on the same U.S. calendar day as the expiration date. We refer to this date as the cancellation date. We expect that the cancellation date will be September 2, 2016. (See Section 6, “Acceptance of options for exchange and issuance of RSUs,” of the Offer to Exchange.)

Q21.    Will the terms and conditions of my RSUs be the same as my exchanged options?

A21.
No. RSUs are a different type of equity award from options, and so the terms and conditions of your RSUs necessarily will be different from your options. Your RSUs will be granted under the 2011 Plan and will be subject to an RSU award agreement, including any applicable country-specific appendix. The form of RSU award agreement is filed as an exhibit to the Schedule TO with which this Offer to Exchange has been filed and is available on the SEC website at www.sec.gov. See Section 9 of the Offer to Exchange for more details on the terms and conditions of RSUs.

The vesting of the RSUs will also differ from the corresponding exchanged options. RSUs will vest in eight installments, beginning on the vesting commencement date, with an additional one-eighth vesting every three months thereafter until fully vested, subject to your continued service with us or our subsidiaries through each applicable vesting date. Until your RSUs vest and you are issued shares in payment for the vested RSUs, you will not have any of the rights or privileges of a stockholder of Jive as to the shares associated with such RSUs. Once you have been issued the shares of common stock, you will have all of the rights and privileges of a stockholder with respect to those shares, including the right to vote and to receive dividends, if any.
The tax treatment of the RSUs will differ from the tax treatment of your options. Please see Question and Answer 24 and the remainder of this Offer to Exchange for further details. Also, the vesting schedule of your RSUs will be different from the vesting schedule of your exchanged options. (See Section 9, “Source and amount of consideration; terms of RSUs,” of the Offer to Exchange.)
Q22.    What happens to my options if I choose not to participate or if my options are not accepted for exchange?

A22.
If you choose not to participate or your options are not accepted for exchange, your existing options will (a) remain outstanding until they are exercised or canceled or they expire by their existing terms, (b) retain their current exercise price, (c) retain their current vesting schedule, and (d) retain all of the other terms and conditions as set forth in the relevant agreement related to such option grant. (See Section 6, “Acceptance of options for exchange and issuance of RSUs,” of the Offer to Exchange.)

Q23.    How does Jive determine whether an option has been properly tendered?

A23.
We will determine, in our discretion, all questions about the validity, form, eligibility (including time of receipt) and acceptance of any options. Our determination of these matters will be given the maximum deference permitted by law. However, you have all rights accorded to you under applicable law to challenge such determination in a court of competent jurisdiction. Only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. We reserve the right to reject any election of any option tendered for exchange that we determine is not in an appropriate form or that we determine is unlawful to accept. We will accept all properly tendered options that are not validly withdrawn, subject to the terms of this offer. No tender of options will be deemed to have been made properly until all defects or irregularities have been cured or waived by us. We are not obligated to give notice of any defects or irregularities in any election and we will not incur any liability for failure to give any such notice. (See Section 4, “Procedures for electing to exchange options,” of the Offer to Exchange.)

Q24.    Will I have to pay taxes if I participate in the offer?

A24.
If you participate in the offer and are a U.S. taxpayer, you generally will not be required under current U.S. law to recognize income for U.S. federal income tax purposes at the time of the exchange or the RSU grant date. However, you normally will have taxable income when the shares underlying your RSUs vest and are issued to you. If you are an employee of Jive or its subsidiaries, Jive (or its applicable subsidiary) also typically will have a tax withholding obligation at the time the shares underlying your RSUs vest. You also may have a taxable capital gain when you sell the shares issued to you pursuant to the RSUs. Note that the tax treatment of RSUs differs from the tax treatment of your options and, as a result of participating in the offer, your tax liability could be higher than if you had kept your eligible options. We will satisfy tax withholding obligations, if applicable, in the manner specified in your RSU award agreement (and any applicable country-specific appendix), including, in the Company’s discretion, by requiring a cash payment rather than through the sale of shares. Please see Section 14 of the Offer to Exchange for a reminder of the general tax consequences associated with your eligible options as well as the “Risks of Participating in the Offer” of the Offer to Exchange.
If you participate in the offer and are an employee in France, Germany, Israel or the United Kingdom, please refer to Schedules C through F of the Offer to Exchange for a description of the tax and social insurance consequences that may apply to you.
You should consult with your tax adviser to determine the personal tax consequences to you of participating in this offer. If you are a citizen or a tax resident of, or otherwise are subject to the tax laws of, more than one country (including any country outside of the U.S. other than those countries for which a tax discussion is provided in Schedules C through F), you should be aware that there may be additional or different tax and social insurance consequences that may apply to you.
Q25.    What if Jive is acquired by another company?

A25.
Although we currently are not anticipating a merger or acquisition, if we merge or consolidate with or are acquired by another entity prior to the expiration of the offer, you may choose to withdraw any options that you tendered for exchange and your options will be treated in accordance with the Stock Plan under which they were granted and the relevant award agreements. Further, if Jive is acquired prior to the expiration of the offer, we reserve the right to withdraw the offer, in which case your options and your rights under them will remain intact and exercisable for the time period set forth in your award agreement and you will receive no RSUs in exchange for them. If Jive is acquired prior to the expiration of the offer but does not withdraw the offer, before the expiration of the offer we (or the successor entity) will notify you of any material changes to the terms of the offer or the RSUs, including any adjustments to the number of shares that will be subject to the RSUs. Under such circumstances, the type of security and the number of shares covered by your RSU would be adjusted based on the consideration per share given to holders of our common stock in connection with the acquisition. As a result of this adjustment, you may receive RSUs covering more or fewer shares of the acquirer’s common stock than the number of shares subject to the eligible options that you tendered for exchange or than the number you would have received pursuant to the RSUs if no acquisition had occurred.

If, after the offer, we subsequently are acquired by or merge with another company, your exchanged options might have been worth more than the RSUs that you receive in exchange for them.
A transaction involving us, such as a merger or other acquisition, could have a substantial effect on our stock price, including significantly increasing the price of our common stock. Depending on the structure and terms of this type of transaction, option holders who elect to participate in the offer may receive less of a benefit from the appreciation in the price of our common stock resulting from the merger or acquisition. This could result in a greater financial benefit for those option holders who did not participate in this offer and retained their original options.
Further, if another company acquires us, that company, as part of the transaction or otherwise, may decide to terminate some or all of the employees of Jive or its subsidiaries before the completion of this offer. Termination of your employment for this or any other reason before the RSU grant date means that the tender of your eligible options will not be accepted, you will keep your tendered options in accordance with their original terms, and you will not receive any RSUs or other benefit for your tendered options.

If we are acquired after your tendered options have been accepted, canceled, and exchanged for RSUs, your RSUs will be treated in the acquisition transaction in accordance with the terms of the transaction agreement or the terms of the 2011 Plan and your RSU award agreement. (See Section 9, “Source and amount of consideration; terms of RSUs,” of the Offer to Exchange.)
Q26.    Will I receive an RSU award agreement?

A26.
Yes. All RSUs will be subject to an RSU award agreement, including any applicable country-specific appendix, between you and Jive, as well as to the terms and conditions of the 2011 Plan. The form of RSU award agreement under the 2011 Plan is incorporated by reference as an exhibit to the Schedule TO with which this Offer to Exchange has been filed. In addition, a copy of the 2011 Plan and the form of the RSU award agreement under the 2011 Plan are available on the SEC website at www.sec.gov. (See Section 9, “Source and amount of consideration; terms of RSUs,” of the Offer to Exchange.)

Q27.    Are there any conditions to this offer?

A27.
Yes. The completion of this offer is subject to a number of customary conditions that are described in Section 7 of this Offer to Exchange. If any of these conditions is not satisfied, we will not be obligated to accept and exchange properly tendered eligible options, though we may do so at our discretion. (See Section 2, “Number of RSUs; expiration date,” and Section 7, “Conditions of the offer,” of the Offer to Exchange.)

Q28.    If you extend or change the offer, how will you notify me?

A28.
If we extend or change this offer, we will issue a press release, email or other form of communication disclosing the extension or change no later than 6:00 a.m., Pacific Time, on the next U.S. business day following the previously scheduled expiration date or the date on which we change the offer, as applicable. (See Section 2, “Number of RSUs; expiration date,” and Section 15, “Extension of offer; termination; amendment,” of the Offer to Exchange.)

Q29.    Can I change my mind and withdraw from this offer?

A29.
Yes. You may change your mind after you have submitted an election form and withdraw some or all of your elected eligible options from the offer at any time before the offer expires (the expiration date currently is expected to be September 2, 2016, at 9:00 p.m., Pacific Time). If we extend the expiration date, you may withdraw your election form at any time until the extended offer expires.

You may change your mind as many times as you wish, but you will be bound by the last properly submitted election form we receive before the expiration date. Due to certain requirements under U.S. securities laws, an exception to this rule is that if we have not accepted your properly tendered options by 9:00 p.m., Pacific Time, on September 30, 2016 (which is the 40th U.S. business day following the commencement of the offer), you may withdraw your options at any time thereafter but prior to our acceptance. (See Section 5, “Withdrawal rights and change of election,” of the Offer to Exchange.)
Q30.    May I change my mind about which options I want to exchange?

A30.
Yes, but only before the offer expires. You may change your mind after you have submitted an election form and change the options you elect to exchange at any time before the offer expires by completing and submitting a new election via the offer website (for eligible participants other than those residing in Germany) or facsimile. Due to applicable requirements under local law, eligible employees residing in Germany may only submit election forms via facsimile. If we extend the expiration date, you may change your election at any time until the extended offer expires. You may elect to exchange additional eligible options, fewer eligible options, all of your eligible options or none of your eligible options. You may change your mind as many times as you wish, but you will be bound by the last properly submitted election form we receive by the expiration date. Please be sure that any completed and new election form you submit includes all of the options with respect to which you want to accept this offer and is clearly dated after your last-submitted election form. (See Section 4, “Procedures for electing to exchange options,” and Section 5, “Withdrawal rights and change of election,” of the Offer to Exchange.)
Q31.    How do I change my election and add or withdraw some or all of my eligible option grants?

A31.
To change an election you previously made with respect to some or all of your eligible option grants, including an election to withdraw all of your eligible option grants from the offer, you must deliver a valid new election form indicating only the eligible option grants you wish to exchange in the offer or a valid new election form indicating that you reject the offer with respect to all of your eligible options, by completing the election process outlined below by the expiration date, currently expected to be 9:00 p.m., Pacific Time, on September 2, 2016.

All eligible employees can access the offer website https://jive.equitybenefits.com and view information with respect to the offer, the offer documents, and their eligible options. However, eligible employees residing in Germany may only submit valid new election forms via facsimile and not via the offer website.
Election Changes and Withdrawals via the Offer Website (Other than Eligible Employees Residing in Germany)
1.    Access Jive’s offer website by going to https://jive.equitybenefits.com and enter your Jive email address and password. If this is the first time you are logging into the offer website, you should use the password as specified in the launch email dated August 5, 2016, announcing the offer.
2.    After logging into the offer website, review the information and proceed through to the Election page. You will be provided with personalized information regarding the eligible option grants you hold, including the grant date and per share exercise price of each of your eligible options grants, the number of shares subject to each of your eligible option grants as of September 2, 2016 (assuming you have not exercised all or any portion of your eligible option grants during the offering period), the number of shares subject to each of your eligible option grants that are scheduled to be vested as of September 2, 2016, the length of time remaining under each eligible option grant before they are scheduled to be fully vested, the exchange ratio applicable to each of your eligible option grants, the number of RSUs that would be issued in exchange for each eligible option grant, and the vesting schedule applicable to each award of RSUs. While eligible employees residing in Germany may only submit elections via facsimile, they can access their eligible option schedule via the offer website.
3.    On the Election page, select the appropriate box next to your previously-selected eligible option grants to indicate those eligible option grants that you do not want to exchange in the offer.
4.    Proceed through the offer website by following the instructions provided. Review your election form and confirm that you are satisfied with your election form. After reviewing and agreeing to the Terms of Election, submit your election form.

5.    Upon submitting your election form, a Confirmation Statement will be generated by the offer website. Please print and keep a copy of the Confirmation Statement for your records. At this point, you will have completed the process for changing your previous election or withdrawing from participation in the offer.
Election Changes and Withdrawals via Facsimile (Must Be Used by Eligible Employees Residing in Germany)
Eligible employees residing in Germany may only submit election changes and withdrawals via facsimile. With respect to all other eligible employees, we prefer that you submit your election changes and withdrawals electronically via the offer website. However, if you choose not to use the offer website process, you may submit your election form as follows:
1.    Print the election form attached to the launch email, dated August 5, 2016, announcing the offer.
2.    Submit your election form via facsimile at 1-503-296-5865, no later than the expiration date, which currently is expected to be 9:00 p.m., Pacific Time, on September 2, 2016, unless we extend the offer.
If you wish to obtain a paper election form, please email corplegal@jivesoftware.com or call (503) 972-9004. If you wish to participate in the offer, then we must receive your properly completed and submitted election form by the expiration date, currently expected to be 9:00 p.m., Pacific Time, on September 2, 2016.
Your delivery of all documents, including election forms, is at your own risk. Only election forms that are complete and actually received by the deadline via the offer website (for eligible employees other than those residing in Germany) or facsimile will be accepted. If you do not receive a confirmation, it is your responsibility to confirm that we have received your election form. Election forms submitted by any other means, including email, hand delivery, interoffice, U.S. mail (or other post) and Federal Express (or similar delivery service), are not permitted. If you submit your election form via the offer website, you should print and keep a copy of the Confirmation Statement generated by the offer website at the time that you complete and submit your election form. The printed Confirmation Statement will provide evidence that you submitted your election form. If you submit your election form via facsimile, we intend to confirm the receipt of your election form by email within two U.S. business days after receiving your election form. Note that if you submit any election form by facsimile within the last two U.S. business days prior to the expiration of the offer, time constraints may prevent Jive from providing confirmation by email prior to the expiration of the offer. (See Section 5, “Withdrawal rights and change of election,” of the Offer to Exchange.)
Q32.    What if I withdraw my election and then decide that I do want to participate in this offer?

A32.
If you withdraw your election to participate and then again decide to participate in this offer, you may reelect to participate by submitting a new, properly completed election form via the offer website (for eligible employees other than those residing in Germany) or facsimile before the expiration date, that is signed (electronically or otherwise) and dated after the date of your previously submitted election form. Due to applicable requirements under local law, eligible employees residing in Germany may only submit election forms via facsimile. (See Question and Answer 31 and Section 5, “Withdrawal rights and change of election,” of the Offer to Exchange.)

Q33.    Will my decision to participate in the offer have an impact on my ability to receive options or other equity awards in the future?

A33.
No. Your election to participate or not to participate in the offer will not have any effect on our making future grants of options, other equity awards, or any other rights to you or anyone else. (See Section 1, “Eligibility,” of the Offer to Exchange.)

Q34.    Whom can I contact if I have questions about the offer, or if I need additional copies of the offer documents?

A34.	You should direct questions about this offer and requests for printed copies of this Offer to Exchange and the other offer documents to:
Corporate Legal Department
Phone: (503) 972-9004
Email: corplegal@jivesoftware.com
(See Section 10, “Information concerning Jive,” of the Offer to Exchange.)